Exhibit 99.1 Press Release


PRESS RELEASE
February 23, 2001             For further information contact:
                                   David M. Bradley
                                   Chairman, President & Chief Executive Officer North Central Bancshares, Inc.
                                   825 Central Avenue
                                   Fort Dodge, Iowa 50501
                                   515-576-7531


              NORTH CENTRAL BANCSHARES, INC. INCREASES DIVIDEND 20%

David M. Bradley, Chairman, President and Chief Executive Officer of North Central Bancshares, Inc. (the "Company") announced today that the Company declared a regular quarterly cash dividend of $0.15 per share on the Company's common stock for the fiscal quarter ended March 31, 2001. This amount is an increase of 20% compared to the previous dividend rate. The dividend will be payable to all stockholders of record as of March 15, 2001 and will be paid on April 6, 2001.

Recently, the Company commenced a new stock repurchase program for 100,000 shares, of which 46,000 shares remain to be repurchased. The Company has 1,900,380 shares of common stock currently outstanding.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Burlington, Mount Pleasant and Perry, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".